Exhibit 99.1

TODOS MEDICAL L&TD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of the Shareholders of Todos Medical Ltd. (“Company”) will be held on January 11, 2018 at 17:00 (Israel Time), at the offices of the Company's counsel (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 6578401, Israel (“Meeting”), for the following purposes:

1.	To present the Financial Statements of the Company for the fiscal year ended December 31, 2016.

2.	To re-appoint the following Company's current serving directors: Dr. Herman Weis, Mr. Alon Ostrovitzky, Mr. Moshe Schlisser, Mr. Moshe Abramovitz, and Mr. Rami Zigdon.

3.	To re-appoint Fahn Kanne & Co. Grant Thornton Israel as the Company's independent registered public accounting firm until the next annual meeting and to authorize the Board of Directors to determine its compensation for the fiscal year ending on December 31, 2017.

Record Date and Right to Vote

Subject to the provisions of Israeli law and the Company's Articles of Association (“Articles of Association”), only shareholders of record as of the close of trading on the OTCQB Market on December 14, 2017 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares of the Company par value NIS 0.01 per share (“Ordinary Shares”) through a bank, broker or other nominee which was one of the Company’s shareholders of record at the close of business on the Record Date.

A shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange and which are included in the Ordinary Shares registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, before the time appointed for holding the Meeting, with proof of ownership, issued by a member of a stock exchange, or a copy of the shareholder's identification card, passport, or incorporation certificate if such shareholder is registered in the register of shareholders of the Company.

Voting Requirements

No vote is required in connection with the discussion of Item 1 on the agenda.

The affirmative vote of a majority of the Ordinary Shares, participating in the Meeting and voting on the matter, is required to approve Items 2-3 on the agenda. The election of each director shall be voted separately.

Legal Quorum

Under the Articles, no business may be transacted at any shareholders meeting unless a quorum is present when the meeting begins.  The quorum required for a meeting is the presence, in person or by proxy or by a voting deed, of two or more holders of Ordinary Shares, who hold or represent together at least twenty five percent (25%) of the voting rights of the voting power of the Company present personally or by proxy (“Quorum”).  If within an hour from the time appointed for holding a meeting a Quorum is not present, in person or by proxy, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week , at the same time and place, or, if not set forth in the notice of the meeting, to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment.

Abstentions are counted in determining if a Quorum is present.

Proxy

You can vote your shares by attending the Meeting or by completing and signing a proxy card. Attached is the proxy card for the Meeting that is being solicited by our Board of Directors. If you are voting by proxy, please follow the instructions on the proxy card. We encourage all shareholders to vote by proxy, even if attending the Meeting.

The Board of Directors of the Company is soliciting the attached proxy cards for the Meeting, primarily by electronic mail. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

We will not be able to count a proxy card unless we receive it, accompanied by a copy of (a) the shareholder's identification card, passport, or incorporation certificate (if applicable), with respect to a shareholder who is registered in the register of shareholders of the Company, and (b) with proof of ownership, as specified above, with respect to a shareholder whose shares are registered under the name of a member of a stock exchange.

We will not be able to count a proxy card unless we receive it at our principal executive offices at 1 Hamada Street, Rehovot, Israel 7670301, or at our transfer agent, VStock Transfer, LLC, at 18 Lafayette Place, Woodmere, New York 11598, in the enclosed envelope, by Wednesday, January 10th at 4:59 pm Israel time, which is Wednesday, January 10th at 11:59 pm Eastern standard time.

If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “FOR” vote, unless you specifically abstain or vote against a specific resolution. On all matters considered at the Meeting, abstentions will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a Quorum is present.

By order of the Board of Directors,

/S/ Mr. Rami Zigdon
Chief Executive Officer

Dr. Herman Weiss
Chairman of the Board of Directors

TODOS MEDICAL LTD.

TEL AVIV, ISRAEL

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PROXY STATEMENT

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ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value per share (“Ordinary Shares”), of Todos Medical Ltd. (“Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders or at any adjournment thereof, pursuant to the accompanying Notice of the Annual General Meeting of Shareholders. The meeting will be held on January 11, 2018 at 17:00, at 17:00 (Israel Time), at the offices of the Company's counsel (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 6578401, Israel (“Meeting”).

SOLICITATION OF PROXIES

ITEM 1- PRESENTATION OF 2016 FINANCIAL STATEMENTS

The Company’s financial information for the year ended December 31, 2016 is available on the Company’s website at the following address:

https://www.sec.gov/Archives/edgar/data/1645260/000114420417023409/v465048_20f.htm#a_033

The contents of the Company’s website are not part of this proxy. At the Meeting, the Company will review the audited consolidated financial statements for the year ended December 31, 2016 and will answer appropriate questions relating thereto.

No vote will be required regarding this item.

ITEM 2 - REAPPOINTMENT OF THE DIRECTORS OF THE COMPANY

The Company’s Articles of Association provide that other than external directors (who shall be elected and serve in office in accordance with the provisions of the Israeli Companies Law of 1999 (“Companies Law”)), the directors in the Company shall be elected at an annual meeting and shall serve in their office until the next annual meeting following one year from their election or until they cease to serve in their office in accordance with the provisions of the Articles of Association or applicable law, whichever is the earlier.

As required by the Companies Law, all director have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director of the Company.

Biographical information about each of the candidates is provided below.

Dr. Herman Weiss, MD, MBA, FACOG, currently serves as Vice President, Medical Affairs and Clinical Development of Juniper Pharmaceuticals Inc. He was previously Global Medical Director of Women’s Health and Bone Health at Teva Pharmaceutical Industries, Ltd.  Dr. Weiss received an MBA from the George Washington University, Washington DC, an M.D. from the Ohio State University College of Medicine Columbus, OH and a B.A. in Philosophy (Summa Cum Laude) from Ramapo College of New Jersey. Dr. Weiss has served as a consultant to multiple medical device and pharmaceutical companies including American Medical Systems and venture capital firms in NYC and also founded and served as the CMO of a biotech medical device company in Israel. He owns multiple patents and is the author of numerous publications in the area of women’s health/gynecology.

Mr. Alon Ostrovitzky was appointed as a director of our Company on December 5, 2013. Since 2008 he has acted as the President of Ostrovitzky Holdings Company, a company which has developed a variety of real estate projects in the Czech Republic, Germany, and Israel. As President, Mr. Ostrovitzky supervised sub-contractors and service providers. Mr. Ostrovitzky also developed and led renewable energy projects in Greece, planned and oversaw construction of Photo-voltaic parks in Greece, and provided management for a medical center (Dialysis and specialists) in the Czech Republic. He received a BA in business administration at the Interdisciplinary Center Herzliya, Israel, where he specialized in finance, and studied Economics at the Tel Aviv University, Israel.

Mr. Moshe Schlisser was appointed as a director of our Company on February 27, 2016. Mr. Schlisser holds managerial positions in various investment firms and has experience in mergers and acquisitions transactions in the healthcare, cleantech, and FinTech industries as well as in real estate and infrastructure transactions worldwide. In 2010, Mr. Schlisser co-founded and currently still serves as a director in a soup kitchen in Jerusalem that serves over 50 homeless and underprivileged individuals a hot prepared dinner every night and that deliver weekend food packages to over 250 underprivileged families.

Mr. Moshe Abramovitz was appointed as a director of our Company on February 27, 2016. Mr. Abramovitz has held managerial positions in various organizations (Israeli companies and charities) including acting as deputy CEO of A.S. Mehadrin Ltd. Mr. Abramovitz holds a B.A. in business administration, specializing in information system form Ono Academic College, Israel and holds an MBA degree from Ono Academic College, Israel, specializing in business strategy. Mr. Abramowitz received training and a certificate to serve a mediator from Bar Ilan University, Israel.

Mr. Rami Zigdon has served as our CEO since our inception in 2010 and also served as a director of our company during May 12, 2011 until June 3, 2015. On May 10, 2016 he was elected again to serve as a director. Mr. Zigdon also serves as a director of our subsidiary, Todos Medical Singapore as of January 2016. Mr. Zigdon is an experienced business manager of technology-based companies. From 2003 to 2009, Mr. Zigdon served as sales manager for Israel of Renesas Technology, a leading Japanese semiconductors corporation. Prior to his position at Renesas, Mr. Zigdon served as the manager of Hitachi Semiconductors Israel and as embedded systems group manager at RDT. Mr. Zigdon has held various technical and management positions at Scitex (in Belgium), NI Medical and Spectronix. Mr. Zigdon graduated with honors from the Hebrew University in Jerusalem and holds a Bachelor Degree of Science in Biology from the Hebrew University, a B.S. in Electrical Engineering from the Ben Gurion University of the Negev, Beer-Sheva, and a MBA from the Heriot-Watt University, Edinburgh.

It is therefore proposed that the following resolution be adopted at the Meeting:

"RESOLVED, to re-elect Dr. Herman Weis, Mr. Alon Ostrovitzky, Mr. Moshe Schlisser, Mr. Moshe Abramovitz and Mr. Rami Zigdon to serve as directors of the Company until the next annual meeting, or until they cease to serve in their office in accordance with the provisions of the Articles of Association or any law, whichever is the earlier".

The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution where the election of each director shall be voted separately.

The Company's Board of Directors unanimously recommends that you vote "FOR" the proposal included in this Item.

ITEM 3 - REAPPOINTMENT OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company's Audit Committee and Board of Directors recommend that the Company’s shareholders re-appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2017, and authorize the Company's Board of Directors to determine its compensation.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2017 and to authorize the Company's Board of Directors to determine its compensation”.

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution.

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

TODOS MEDICAL LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Rami Zigdon, Chief Executive Officer, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Todos Medical Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of the Shareholders (the “Meeting”) to be held at the offices of the Company's counsels (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv, Israel, on January 11, 2018 at 17:00 am (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

TODOS MEDICAL LTD.

January 11, 2018

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.           To re-appoint Fahn Kanne & Co. Grant Thornton Israel as the Company's independent registered public accounting firm until the next annual meeting and to authorize the Company's Board of Directors to determine its compensation for the fiscal year ending December 31, 2017.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

2.           To re-appoint the following members to the Board of Directors to act as directors of the Company until the next annual meeting, or until they cease to serve in their office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier, as follows:

a.	To re- appoint Dr. Herman Weis to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

b.	To re-appoint Mr. Alon Ostrovitzky to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

c.	To re-appoint Mr. Moshe Schlisser to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

d.	To re-appoint Mr. Moshe Abramovitz to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

e.	To re-appoint Mr. Rami Zigdon to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

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NAME	SIGNATURE	DATE

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NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.